

Mail Stop 4720

September 18, 2009

John T. Lund
SVP, Chief Financial Officer and Treasurer
Rockville Financial, Inc.
25 Park Street
Rockville, CT 06066

> **Re:** **Rockville Financial, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 000-51239**

Dear Mr. Lund:

We have reviewed your response letter dated September 2, 2009 and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008

General

1.   We note that your response letter dated September 2, 2009 did not include the representations as requested in our comment letter dated August 19, 2009. Please provide this language with your next comment letter. Please note that the representations must be made by the company.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions, page 35 of Definitive Proxy Statement on Schedule 14A

2.   We note your response to comment 3 in our letter dated August 19, 2009. Item 404(b)(1) of Regulation S-K requires disclosure regarding policies for the review,

approval or ratification of the types of related person transactions that would be disclosed under Item 404(a) even when the company does not have to report any transactions under Item 404(a). Refer to Regulation S-K Compliance & Disclosure Interpretation 130.06. Therefore, please provide to the staff the policies and procedures for the review, approval, or ratification of transactions covered by Item 404(a). Please note that Item 404(a) is not limited to lending transactions with related persons. Confirm that this information will be included in future filings.

3.   We note your response to comment 4 in our letter dated August 19, 2009. Please tell the staff whether Rockville Bank extended loans to directors, officers and/or other related persons on preferential terms, such as reduced interest rates. If loans were extended on preferential terms that are available to other employees, but not to persons unrelated to the lender, then the loans would not meet the requirements necessary to provide the representations permitted by Instruction 4.c. to Item 404(a) of Regulation S-K. To the extent that any related party has loans under your subsidiary's program that exceed the threshold amount, include the information required by Item 404(a) in future filings. Also, please advise the staff whether the value of any preferential loan rates on loans made to your named executive officers are reflected in your Summary Compensation Table.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel